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SECURITIE
V

10028592

ND EXCHANGE COMMISSION
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MAR 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Higgins (310) 455-6958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

100 Oceangate	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/26

OATH OR AFFIRMATION

I, Kevin Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY A. DEEN
Commission # 1715862
Notary Public - California
Los Angeles County
My Comm. Expires Feb 7, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

TABLE OF CONTENTS

HCVT CERTIFIED PUBLIC ACCOUNTANTS

HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Long Beach, California
February 26, 2010

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	5,989,547
Restricted cash		933,822
Accounts receivable, net		1,327,261
Investments, at fair value (cost of $789,888)		838,616
Fixed assets, net		2,177,324
Prepayments and other assets		1,008,061
Total assets	$	12,274,631

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Bonus payable	$	3,234,063
Deferred rent		853,210
Accounts payable and accrued liabilities		807,027
Notes payable to members		131,043
Total liabilities		5,025,343
Commitments and contingencies		
Members' equity:		
Common		(520,956)
Class A members		(2,841,199)
Class B members		-
Class C members		-
Class D members		9,461,205
Class D-1 members		1,838,944
Notes receivable from members		(688,706)
Total members' equity		7,249,288
Total liabilities and members' equity	$	12,274,631

See accompanying notes to statment of financial condition and Report of Independent Registered Public Accounting Firm.

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

NOTE 1. ORGANIZATION

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on mergers and acquisitions and private placement advisory services for growth companies in the health care, information technology, communications and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accounted Accounting Principles.* This Statement is also known as FASB Accounting Standards Codification (ASC) 105 – Generally Accepted Accounting Principles (ASC 105-10, also the Codification). ASC 105-10 establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. GAAP. The Codification will supersede all existing accounting and reporting standards. All other non-grandfathered accounting literature not included in the Codification will become non- authoritative. Following the Codification, the FASB will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company has included references to the Codification, as appropriate, in these financial statements. There was no effect on the Company's financial statements upon adoption of ASC 105-10.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less.

Bonus Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2009, as bonus payable in the accompanying statement of financial condition. Accrued bonus amounts are based on formulas established by, and discretionary decisions made by the Company's compensation committee. All bonus payable amounts are expected to be paid in 2010.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized.

Useful lives by asset category are as follows:

Internally developed computer software	5 years
Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments in non-marketable securities, the accrual of incentive compensation and the allowance for doubtful accounts. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation

Investments are stated at fair value as of December 31, 2009. Marketable securities are valued based on published price quotations for their last reported sales price. In making the valuation of its investments, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. Investments held by the Company which have an active public market are valued based on the closing day price on the exchange where they are publicly traded. For those investments held by the Company where there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Net unrealized change in value of investments during the year is included in revenues in the accompanying statement of operations.

Fair Value Measurement

The Company accounts the fair value of its financial instruments in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC 820). Non-recurring, nonfinancial assets and liabilities are also accounted for under the provisions of ASC 820. In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition at fair value are classified and disclosed in one of the following categories:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an accessible and active market as of the measurement date. As required by ASC 820, the Company does not adjust the quoted price for these assets and liabilities, even in situations where the Company holds a large positions and a purchase or sale could reasonably impact the quoted price.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or whose values are based on pricing inputs that are both significant to the overall fair value measurement and observable, either directly or indirectly, for substantially the full term of the asset or liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The selection of inputs and pricing techniques will typically require a significant amount of judgment and will involve assumptions about what a market participant would use to price the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Investments in securities	$ 147,187	$ -	$ 691,429	$ 838,616

The changes in investment amounts classified as Level 3 are as follows:

Balance at January 1, 2009	$ 699,013
Unrealized gains and losses, net	(15,179)
Acquisitions, purchases, and sales, net	7,595
Transfers in (out of) Level 3, net	-
Balance at December 31, 2009	$ 691,429

Subsequent Events

In May 2009, the FASB issued FASB ASC Subtopic 855-10, *Subsequent Events* (ASC 855-10), which modifies the definition of what qualifies as a subsequent event to those events or transactions that occur following the statement of financial condition date, but before the statement of financial condition is issued, or are available to be issued, and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The Company adopted the provisions of ASC 855-10 for the year ended December 31, 2009. The Company has evaluated subsequent events that have occurred from December 31, 2009 through February 26, 2010, which is the date that the statement of financial condition was issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the statement of financial condition except as disclosed in Note 10.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company is the managing member of the following related entities: Montgomery Manager LLC and Montgomery MM Manager LLC. Management fees related to these entities are payable to the Company in addition to any out-of-pocket expenses the Company may incur. Additionally, several employees of the Company are members of these entities.

The Company is a general partner in a management company, Shah Management Partners, which is the general partner in the equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of the Company.

NOTE 4. FIXED ASSETS

Fixed assets consist of the following at December 31, 2009:

Computers and equipment	$ 557,414
Customer relationship management software	357,740
Furniture and fixtures	666,086
Leasehold improvements	3,491,684
Less: accumulated depreciation and amortization	(2,895,600)
	$ 2,177,324

NOTE 5. DEFFERED RENT

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses that require additional rental amounts in the later years of the lease term. Rent expense for leases with escalation clauses is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In addition, in connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term with the amortization being treated as a reduction to rent expense.

NOTE 6. MEMBERS' EQUITY

Under the Amended and Restated Operating Agreement (the Operating Agreement), the Company has issued the following unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee members of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors.

NOTE 6. MEMBERS' EQUITY (Continued)

The amount and type of units outstanding, distribution preferences, redemption provision, and voting rights for each class of member are subject to provisions of the Operating Agreement.

NOTE 7. COMMITMENTS

At December 31, 2009, the Company was obligated under noncancelable operating leases for office spaces, through June 30, 2015, on which the annual minimum lease payments are as follows:

Year ending December 31:	
2010	$ 1,769,737
2011	527,592
2012	527,592
2013	527,592
2014	527,592
Thereafter	263,796
	$ 4,143,901

For its San Francisco, New York and Santa Monica premises, the Company has delivered letters of credit to the landlords in the amounts of $219,830, $184,000, and $300,000, respectively, as protection for the full and faithful performance by the Company for all of its obligations under the lease agreements and for all losses and damages the landlord may suffer. No amounts have been used against the letters of credit as of December 31, 2009. The Company maintains a restricted cash deposit of $655,698 to secure the letters of credit on the San Francisco, New York, and Santa Monica leases. This amount is included in other assets in the statement of financial condition.

On July 1, 2009 the Company amended its revolving line of credit agreement with a bank to reduce the available credit from $3.0 million to $250,000 and to extend the availability period to August 1, 2010. The Company maintains a restricted cash deposit of $278,124 as collateral for the line of credit. Each draw bears interest at the prime rate less 0.25% annually. The Company pays an annual unused commitment fee of 0.375%, payable quarterly in arrears. No amounts have been used against the revolving line of credit as of December 31, 2009.

The Company has entered into partnership agreements with related parties, Montgomery Manager LLC and Montgomery MM Manager LLC, and has committed to fund capital to these partnerships in the amounts of $104,214 and $82,386, respectively. As of December 31, 2009, $92,475 has been funded to Montgomery Manager LLC and $42,071 has been funded to Montgomery MM Manager LLC. Outstanding commitments of $11,739 and $40,315 may be called by the partnerships as outlined in their respective operating agreements.

NOTE 8. INDEMNIFICATION ARRANGEMENTS

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2009, is as follows:

Net capital	$ 1,117,385
Required net capital	278,156
Excess net capital	$ 839,229
Ratio of aggregate indebtedness to net capital	3.73 to 1

NOTE 10. SUBSEQUENT EVENTS

The Company executed the Eighth Amended and Restated Operating Agreement (the Amended Operating Agreement) effective December 31, 2009. In accordance with the Amended Operating Agreement, the Company cancelled notes receivable from certain Members in the amount of $286,961 and reapportioned the related membership interests. Additionally, the Company modified the nature and timing of the preferred return due to Members (the Preferred Return) such that: (1) Preferred Returns will no longer be cumulative for any Units, (2) Preferred Returns with respect to the Class B, C and D Units for 2008 and 2009 will be cancelled, and (3) all historic and future preferred returns for the non-unit, common and Class A Units from 2002 will be cancelled. As such, the Company has reversed its 2008 Preferred Return distribution payable in the amount of $1,255,775, which is reflected in the Company's statement of members' equity.

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2009